

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2011

Via E-mail
Douglas L. Braunstein
Executive Vice President and Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

> **Re: JPMorgan Chase & Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 6, 2011**
> **File No. 001-05805**

Dear Mr. Braunstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Business, page 1

Recent Events Affecting the Firm, page 1

1. We note your disclosure, here as well as other locations in your filing, regarding the impact of the Dodd-Frank Act and in particular the "Volcker Rule". We also

note your disclosure that principal transactions revenue consists of private equity gains and losses, realized and unrealized gains and losses from trading activities (including physical commodities inventories that are generally accounted for at the lower of cost or fair value), changes in fair value associated with financial instruments held by IB for which the fair value option was elected, and loans held-for-sale within the wholesale lines of business. Further, it appears there may be similar activities reported in other line items and segments. It is not clear how much of this revenue was generated from your proprietary trading business, hedge fund activity, and private equity funds that would be affected by the Volcker Rule. We believe that a separate discussion of your proprietary trading, hedge fund and private equity fund sponsorship and investing activities, including quantification of revenues from such activities, will provide readers with useful information regarding the significance of these activities on your historical financial statements and the impact that the Volcker rule and its limitations on certain activities is expected to have on your business going forward. Accordingly, please tell us, and revise future filings, to address the following:

- Clearly disclose how you define "proprietary trading" for these purposes.

- Identify the trading desks and other related business units that participate in activities you believe meet the definition of proprietary trading. Identify where these activities are located in terms of your segment breakdowns. Quantify the gross revenues and operating margin from each of these units. We note your disclosure on page 59 of your Form 10-K for the year ended December 31, 2010 that you have liquidated your positions within Principal Strategies in your former Equities operating segment. It is not clear if this was the extent of your proprietary trading business. Please clarify if there are other proprietary trading businesses. If there are, please clearly identify the extent to which such activities or business units have been terminated or disposed of as well as the steps you plan to take to terminate or dispose of the rest of these components.

- Revise your future filings to clearly identify aspects of your business that are similar to but excluded from your definition of "proprietary trading" for these purposes. Clearly disclose how you differentiate such activities. Tell us the extent to which you believe it is possible that such activities will be scoped into the final regulatory definition of proprietary trading.

- Clearly disclose how you define "hedge fund" and "private equity fund" as well as "sponsorship" and "investing" for the purpose of determining the limitations on your activities in these respective areas.

- Identify the business units that sponsor or invest in private equity or hedge funds. Identify where these activities are located in terms of your segment breakdowns. Quantify the gross revenues, operating margins, total assets, and

> total liabilities associated with your sponsorship and investments in private
> equity and hedge funds. Clearly identify the extent to which such activities
> have been terminated or disposed of as well as the steps you plan to take to
> terminate or dispose of the rest of these components.

Item 1A: Risk Factors, page 5

2. The introductory paragraph states that the "discussion sets forth some of the more
    important risk factors…" and that "factors besides those discussed below, MD&A
    or elsewhere in this report or other reports that JPMorgan Chase filed or furnished
    with the SEC, also could adversely affect the Firm." Please note you should
    identify and discuss all risk factors that you believe are material in the "Risk
    Factor" discussion and should not caution against risks that are not identified or
    that are disclosed elsewhere. For example, please include separate risk factors
    discussing the potential effects of the following:

    - Basel III effects on your products and pricing;
    - The Durbin amendment;
    - A requirement that mortgage originators hold a percentage of the risk of
      the loans they make; and
    - The Volker Rule.

    We note the disclosure in "JPMorgan Chase operates within a highly regulated
    industry and the Firm's business and results are significantly affected by the laws
    and regulations to which it is subject, including recently-adopted legislation and
    regulations," and believe a more detailed discussion is necessary. To the extent
    that the effect on your revenues cannot be determined, please quantify the
    revenues that will be affected such as revenues generated from debit card
    interchange fees.

If JPMorgan Chase does not effectively manage its liquidity, its business could suffer,
page 5

3. Please disclose that Moody's and S&P's outlook is negative and quantify the
    likely effect of a one and two notch downgrade in credit rating.

JPMorgan Chase's commodities activities are subject to extensive regulation…, page 9

4. We note your disclosures on page 9 that you engage in the storage, transportation,
    marketing or trading of several commodities, including metals, agricultural
    products, crude oil, oil products, natural gas, electric power, emission credits,
    coal, freight, and related products and indices. You also engage in power
    generation and have invested in wind energy and in sourcing, developing, and
    trading emission reduction credits. Please respond to the following:

- Please tell us in greater detail the type of commodities that you invest in, the activities that go into making a market in these commodities and the types of revenue streams earned as a result of these activities.

- Tell us how you obtained your ownership in the various power generation facilities you own, and tell us whether this is an area where you are considering further investments.

- Tell us how and where the results of your ownership interest in power generation facilities are reflected in your consolidated financial statements, including the amounts involved.

- Describe the relationship between your market making activities in various commodities and your ownership in power generation facilities.

Management's Discussion and Analysis, page 54

Executive Overview, page 55

5. Please quantify the reductions in the allowance for credit losses in Card Services, Retail Financial Services, the Investment Bank, Commercial Banking and in the aggregate. Please also include a risk factor clearly disclosing that the reduction in the allowance for credit losses is a significant driver of net income and that this level of net profit may not be sustainable.

Repurchase Liability, page 98

6. You state on page 99 that "The Firm actively reviews all rescission notices from mortgage insurers and contests them when appropriate." You disclose on page 100 "During 2010, the Firm's overall cure rate, excluding Washington Mutual loans, has been approximately 50%." This cure rate appears to apply to repurchase requests not rescission notices. Please tell us and consider disclosing your success rates in getting the mortgage insurers to reinstate coverage due to lack of a contractual breach. Explain the extent to which your success rate in curing rescission notices is ultimately factored into your overall cure rate as disclosed on page 100.

7. You disclose on page 101 that "The Firm has entered into agreements with two mortgage insurers to resolve their claims on certain portfolios for which the Firm is a servicer. The impact of these agreements is reflected in the repurchase liability and the disclosed outstanding mortgage insurance rescission notices as of December 31, 2010." In order to provide context for the reader to understand the extent of remaining rescission risk beyond that which has been limited by your settlements with the two insurers, please revise to provide quantification of the

remaining exposure to the remaining mortgage insurers compared to the exposure which has been settled.

8. We note your disclosure that in certain data points you exclude mortgage insurers because they themselves do not present repurchase demands to the firm. Please revise your future filings to clarify how and to what extent mortgage insurance rescissions impact your liability for representations and warranties. In this regard, please address the following:

   • Disclose and discuss the statistics on the percentage of mortgage insurance rescissions that actually result in repurchase demands.

   • Disclose more clearly whether the holder of the mortgage is also aware of the mortgage insurance rescission, as well as whether you have an obligation to report the mortgage insurance rescission to the purchaser of the mortgage.

   • Disclose when and how you establish reserves for mortgage insurance rescissions, particularly where there is not yet a repurchase demand.

Wholesale Credit Exposure – Selected Industry Exposures, page 121

9. We understand based on various disclosures throughout your filing that you have exposure to municipalities through direct investments in both municipal bonds and auction rate securities, as well as through your sponsorship of municipal bond securitization vehicles. We also understand that you may have involvement with municipalities as the underwriter of bond offerings, as a provider of guarantees (typically letters of credit), and other aspects. Please provide us with an analysis that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities. Please also consider providing this type of disclosure in your future filings to more clearly identify and summarize any risk concentration in this industry.

Country Exposure, page 128

10. We note your disclosure on page 128 regarding your credit exposures to certain European countries, including Greece, Portugal, Spain, Italy and Ireland which are less than $15 billion and $20 billion in aggregate at December 31, 2010 and March 31, 2011 respectively. Further, please revise your disclosures regarding such exposures to clarify how you considered your derivatives contracts in computing the amount of exposure disclosed here. For example, clarify whether you considered derivatives where the counterparty is domiciled in that country, as well as CDS written or purchased to economically hedge debt issued by that country or for companies with debt domiciled in that country. Specify whether you include all OTC derivatives or just credit derivatives.

Modifications of Credit Card Loans, page 137

11. You disclose on page 137 that "Based on the Firm's historical experience, the Firm expects that a significant portion of the borrowers will not ultimately comply with the modified payment terms." Please revise your future filings to quantify the redefault rate of modified credit card loans for the periods presented.

Market Risk Management, page 142

12. We note your disclosure on page 142 that you use historical changes in market values. Please more clearly describe in future filings the method used (i.e., parametric, historical, full valuation, etc.) and the level or number of market factors used when calculating Value-at-Risk (or VaR) as presented throughout this section.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7 – Noninterest Revenue, page 199

13. We note your disclosure elsewhere of the principal transactions revenue by reporting segment. Please respond to the following and expand your disclosures in future filings to address the following:

- Tell us and expand your disclosures to provide further discussion of the types of instruments that generate the principal transaction revenue by type of risk and how those instruments affect the financial statement line items. For example, discuss how interest rate contracts generate trading revenue (changes in fair value which reflect X line item, and fee charged to customer, which affects X line item, etc).

- Describe the significant drivers of the principal transactions revenue. For example, discuss how much of the revenue is driven by transaction fees (if classified here) versus changes in fair value of the instruments.

- Tell us in more detail how principal transactions revenue is generated by customer demand, the steps you take to fill the order, and how the associated revenue line items are affected. For example, if a customer requests a foreign exchange swap, discuss the types of fees charged for the transaction, and whether the principal transactions revenue you would recognize is the other side of the swap transaction that the customer requested.

- Describe the types of principal transactions revenue streams recognized from structured credit products, which are included as part of credit derivatives.

Note 14 – Loans, page 220

14. You disclose on page 220 that "Consumer loans, other than risk-rated business banking and auto loans and PCI loans, are generally charged off to the allowance for loan losses upon reaching specified stages of delinquency, in accordance with the Federal Financial Institutions Examination Council ("FFIEC") policy." Tell us and disclose more clearly in future filings why you treated auto loans differently than your other consumer loans in terms of developing your charge-off policy. Clarify whether you view auto loans as homogeneous pools for purposes of evaluating their risk characteristics for determining when to charge-off a loan. Identify the upper limits of the time frame by which you typically charge-off auto loans.

15. We note from your disclosure on page 222 that you identified three portfolio segments, Wholesale, Consumer, excluding credit card, and Credit card. In addition, we note that a segment is defined in ASU 2010-20 as the level at which you develop and document a systematic methodology to determine your allowance for credit losses. Given the unique characteristics of your home equity portfolio (classified as part of your residential real estate – excluding PCI class), please tell us how you determined that your home equity portfolio did not meet the definition of a portfolio segment.

16. As it relates to your segments, tell us how you determined that the systematic methodology for determining the allowance related to your Business banking loans included in your Consumer segment was more closely aligned with the methodology for the allowance related to the rest of the portfolios in your Consumer segment than the portfolios of various classes of commercial loans included in your Wholesale segment. As part of your response, please clarify the difference between the types of loans made to the large corporate and institutional clients which are part of your Wholesale segment, and the business banking loans that are part of your Consumer segment. Clarify how your definition of Wholesale loans here relates to your definition of wholesale loans elsewhere, including on page 76.

17. According to Note (c) to the table on page 227, at December 31, 2010 you consolidated certain of your mortgage-related consumer loan securitizations and do not consolidate certain others since you do not hold both (1) the power to direct the activities and (2) the obligation to either absorb losses or the right to receive benefits that could be potentially significant. Please tell us, and expand your disclosure in future filings to address, the specific key differences resulting in the non-consolidation of certain of your mortgage-related consumer loan securitizations compared to the mortgage loan securitizations you consolidated. For example, clarify whether the key difference is the lack of power over those trusts, or the lack of an obligation to either absorb losses or receive benefits that could potentially be significant. Please also clarify how or why certain deals are

structured to result in these criteria being met, and clarify the parties that drive the decision.

Summary of loan and lending-related commitments loss experience

Loan loss analysis, page 316

18. We note your presentation of the allowance to nonaccrual loans retained ratio on page 258. Given the fact that a significant amount of the allowance included in the numerator is allocated to loan types that are excluded from nonaccrual loans in the denominator (e.g., credit card loans and SOP 03-3 loans), we believe that more transparency is needed around your presentation of this ratio. Accordingly, when presenting this ratio in your future filings, please include disclosure which quantifies the amount of the allowance allocated to loan types that are not included in the nonperforming loans denominator. Consider providing an additional supplemental ratio that excludes the portion of the allowance attributable to loan types that are excluded from nonaccrual loans in the denominator.

Supplementary Information, page 296

19. Please tell us how you calculated the "Allowance for loan losses to total retained loans" and "Allowance for loan losses to total retained loans excluding purchased credit-impaired loans" for the fourth quarter 2010.

Definitive Proxy Statement on Schedule 14A

Chairman of the Board, page 6

20. Please provide us with draft disclosure to be included in future filings discussing why you have determined that the most effective leadership model for you is that Mr. Dimon serve as both Chairman and CEO. See Item 407(h) of Regulation S-K.

Compensation Discussion and Analysis, page 11

21. We note that your CEO, the Board and the Compensation Committee assessed all of the Operating Committee members (a group that includes your named executive officers) against "quantitative and qualitative priorities set early in 2010." Please provide proposed disclosure that identifies those priorities and quantifies them to the extent quantifiable. Your draft disclosure should also discuss the level of achievement of each quantitative and qualitative priority and how the size of the awards for each of the named executive officers was determined for each named executive officer.

There are no special executive benefits, page 22

22. Your disclosure in this section about no special executive benefits appears to be inconsistent with the fact that Mr. Dimon received in 2010 compensation attributable to personal use of aircraft, personal use of cars and residential security, among other things. Please provide us with draft disclosure addressing this apparent inconsistency.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Management's Discussion and Analysis, page 4

Quarterly Results, page 20

23. We note your disclosure that nonperforming assets do not include mortgage loans insured by government agencies, real estate owned insured by government agencies and insured student loans, as well as your disclosure that substantially all reimbursements from such loans are proceeding normally. Please revise your future filings to address the following:

- Disclose the balance of government insured loans that are less than 90 days delinquent and greater than 90 days delinquent. If the amounts disclosed in footnote d on the table of page 21 are all related to loans that are 90 or more days past due, please disclose that, and provide disclosure of the balances related to loans that are less than 90 days past due.

- Disclose whether you have experienced any increases in denials of claims from the U.S. Government on these types of loans. If so, please revise to disclose any material trends noted that may increase your losses in the future.

- Clearly disclose the portion of each loan that is actually insured (e.g., first 50% of loss).

- Disclose whether you have experienced any losses on government insured loans because the credit loss exceeded the portion covered by insurance. If so, tell us and disclose quantification of the number and amount of losses for each of the last three years and interim periods presented in your next Form 10-Q.

- If you have experienced losses from coverage denial or claims exceeding coverage limits in recent periods, tell us how you determined that it was still appropriate to exclude these loan types from your past due data and nonaccrual classification policy.

Supplemental Mortgage Fees and Related Income Details, page 24

24. In light of your significant loss on the fair value of the mortgage servicing rights during the quarter ended March 31, 2011, please revise your disclosure in future filings to discuss in more detail how the recent credit environment which included increased delinquencies, foreclosures and workouts impacted your mortgage servicing rights valuation model. Specifically identify which assumptions were impacted and the magnitude of the impact. In addition, please provide more details about the countervailing assumptions that had a positive impact on the fair value of your mortgage servicing rights during this period. Further, please provide transparent disclosure to address the factors that resulted in your Derivative valuation adjustments line on page 24 being negatively affected during the same period as the value of your mortgage servicing rights.

Liquidity Risk Management

Liquidity Monitoring, page 54

25. Please revise your disclosure in future filings to also discuss the impact on your liquidity position under the ratings downgrade scenarios as well as the Firm defined stress scenarios.

Credit Portfolio

Consumer Credit Portfolio

Restructured Residential Real Estate Loans, page 76

26. We note your disclosure that you do not classify loans modified subsequent to repurchase from GNMA as troubled debt restructurings and that you resell loans that perform subsequent to modification back to GNMA. Please revise to disclose whether you have been required to repurchase loans that have been resold as a result of credit declines subsequent to resale. If so, disclose the volume of loans resold and how you consider the redefault rates of these loans in your repurchase reserves.

Consolidated Financial Statements

Note 13 – Loans, page 122

27. We note your helpful breakout of junior lien versus senior lien home equity loans, the latter representing home equity loans which were the first lien on the collateral. Your disclosures on page 127 reported a total of $85 billion in home equity loans excluding PCI home equity loans of an additional $24 billion at

March 31, 2011. Please respond to the following regarding your home equity loans:

- Either in a footnote to the table or a separate line item, please provide a breakdown of your junior lien home equity loans into two buckets to quantify the amount of home equity loans where you also hold the first mortgage security interest as well as the junior lien versus the junior lien home equity loans where you do not hold the first mortgage security interest.

- Tell us the amount of junior lien home equity loans where you act as the servicer on the first mortgage loan.

- Please tell us whether all your modification programs as part of your servicing procedures are consistently applied among all the first mortgage loans where you act as servicer.

- Provide quantification of the amount of home equity loans within each category where there are interest only or non-amortizing features.

- Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing.

- Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

- Tell us whether the default and delinquency statistics for the home equity loans where you also hold the first lien show a different trend than situations where you service the first security lien compared to those where you do not also hold or service the first lien loan. If so, consider the need to disclose and discuss the existence of such a trend.

- Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the second-mortgage home equity loans similar to your disclosures regarding option-ARM first mortgages.

- Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Residential Loans – Excluding PCI, page 128

28. We note your tables showing the percent of 30+ days past due rates for both residential mortgages and home equity loans over the past two quarters. Tell us, and expand your disclosures in future filings to discuss, the key factors driving why you believe the junior lien home equity loans are experiencing a lower rate of delinquency than your senior lien home equity loans or your prime and subprime mortgages. Also, please discuss the factors which you believe are causing the delinquency rates for your junior lien home equity loans to decrease more quickly, as compared to the senior lien home equity loans and prime and subprime mortgages. In your proposed disclosures, please address the fact that while the percentage of nonaccrual loans to total exposure is slightly higher for senior lien home equity loans at 2% at March31, 2011 compared to junior lien home equity loans of 1.3%, the average annual net charge-off rate of 1.08% for senior lien home equity loans is much lower than for junior lien home equity loans of 4.26% according to page 71. Discuss your expectations as to whether you believe these trends will continue and why.

Note 15 – Variable Interest Entities

Re-Securitizations, page 143

29. We note that during the three months ended March 31, 2011 and December 31, 2010 you transferred approximately $9 billion and $7 billion to re-securitization VIEs, and at the end of each period, you held approximately $3 and $4 billion of interests in these VIEs, respectively. Please provide us with your accounting analysis which more fully describes the re-securitizations that took place during the three months ended March 31, 2011 and each of the three years ended December 31, 2010 and how you determined that you were not required to consolidate certain of your re-securitization trusts, including your Agency re-securitization trusts. As part of your response, please also address the following:

- In situations where you are doing re-securitizations for your own liquidity or capital purposes, tell us whether you or any of the other parties involved have discretion over the design of the trust;

- Tell us the types of parties that request your assistance in performing the re-securitizations, and discuss their role in the design of the trust and in the structure of the securities to be issued;

- For re-securitizations done for customers and other third parties, describe the amounts and fees received for such activities and whether you provide any liquidity facilities to these VIEs;

- Tell us whether you performed any re-securitizations where you did not retain a variable interest that could potentially be significant to the trust; and

- You state on page 143 that "For other nonconsolidated private-label re-securitizations, the Firm shares control over the re-securitization VIEs (i.e., established the VIE jointly with the investors) and therefore did not have unilateral ability to direct the significant activities of the entity." Revise your future filings to clarify whether you consolidated all your private re-securitizations, including these where you did not have the unilateral ability to direct activities. If not, disclose the amount of private re-securitizations that were not consolidated.

Note 23 – Litigation

Mortgage Foreclosure Investigations and Litigation, page 165

30. You disclose that JPMorgan Chase Bank NA and JPMorgan Chase & Co. entered into a Consent Order with the Office of Comptroller of the Currency Federal Reserve Board, respectively. Please revise your disclosure in future filings to more specifically describe the affirmative and corrective actions that you have agreed to undertake. Please discuss the steps taken versus those yet to be taken to comply with such actions and describe any material impact on your future operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director